FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   January 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

---------------------------------------------------------------------------
1.  Name and Address of Reporting Person

         Tallman, Karen A.
  -------------------------------------------------------------------------
       (Last)                      (First)                    (Middle)

   200 Continental Blvd.
  -------------------------------------------------------------------------
                                   (Street)

El Segundo, California   90245
  -------------------------------------------------------------------------
       (City)                      (State)                      (Zip)
---------------------------------------------------------------------------
2.  Issuer Name and Ticker or Trading Symbol
Merisel, Inc.      (NASDAQ:  MSEL)
---------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

---------------------------------------------------------------------------
4.  Statement for Month/Year
    September 2001
---------------------------------------------------------------------------
5.  If Amendment, Date of Original (Month/Year)
  October 9, 2001
---------------------------------------------------------------------------
6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [  ] 10% Owner
    [X ] Officer (give title below)
    [  ] Other (specify title below)
 Senior Vice President and General Counsel
     -----------------------------------------

---------------------------------------------------------------------------
7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [X ] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Person

---------------------------------------------------------------------------

===========================================================================
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
---------------------------------------------------------------------------

1.  Title of            2.  Transaction  3.Transac-   4. Securities Acquired (A)  5. Amount of Secu 6. Ownership    7. Nature of
Security (Instr. 3)       Date (Month/    tion Code      or Disposed of (D)         rities Benefi     Form: Di         Indirect
                          Day/Year)      (Instr. 8)      (Instr. 3, 4 and 5)        cially Owned at   rect (D) or      Beneficial
                                                                                     End of Month     Indirect (I)     Ownership
                                                                                    (Instr. 3 and 4)   (Instr. 4)      (Instr. 4)
                                          Code        Amount   (A)or(D)    Price
Merisel Common Stock     09/04/2001        P          2,300        A       $2.20                           D
Merisel Common Stock     09/04/2001        P          2,200        A       $2.17                           D
Merisel Common Stock     09/05/2001        P          5,700        A       $2.20                           D
Merisel Common Stock     09/05/2001        P          4,800        A       $2.22                           D
Merisel Common Stock     08/31/2001        P          2,644        A       $2.21                           I                 (1)
Merisel Common Stock     08/30/2001        P          5,320        A       $2.24                           I                 (1)
                                                                                      28,968   (2)

-------------------------------------    --------    ---------------------------   ----------------- ------------- ----------------

Reminder:  Report on a separate line for each class of securities bencially owned directly or indirectly.

* If the form is filled out by more than one reporting person, see Instruction 4(b)(v).SEC 1474 (02-02)




===========================================================================
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

---------------------------------------------------------------------------
1.  Title of Derivative Security (Instr. 3)

---------------------------------------------------------------------------
2.  Conversion or Exercise Price of Derivative Security

---------------------------------------------------------------------------
3.  Transaction Date (Month/Day/Year)

---------------------------------------------------------------------------
4.  Transaction Code (Instr. 8)

---------------------------------------------------------------------------
5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

---------------------------------------------------------------------------
6.  Date Exercisable and Expiration Date (Month/Day/Year)


---------------------------------------------------------------------------
7.  Title and Amount of Underlying Securities (Instr. 3 and 4)


---------------------------------------------------------------------------
8.  Price of Derivative Securities (Instr. 5)


---------------------------------------------------------------------------
9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

---------------------------------------------------------------------------
10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

---------------------------------------------------------------------------
11. Nature of Indirect Beneficial Ownership (Instr. 4)

---------------------------------------------------------------------------

EXPLANATION OF RESPONSES:

(1) Such shares were purchased by and are held under the Company's 401(k) plan for the account of the reporting person.

(2) Includes 12,968 shares of Merisel Common Stock held under the Company's 401(k) plan. Also includes 1,000 shares of restricted stock units awarded under the Merisel, Inc. 1997 Stock Award and Incentive Plan, which represent the right to receive shares of Merisel, Inc. Common Stock, and vest on August 17, 2002 or earlier if certain financial performance targets are achieved.






              /s/  Karen A. Tallman                     April 26, 2002
     ------------------------------------            --------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE
              Karen A. Tallman
---------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

===========================================================================